ITEM 77 C

Flaherty & Crumrine Preferred Income Fund Incorporated

Meeting of Shareholders

On April 19, 2017, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Directors of the Fund.
The proposal was approved by the shareholders and the results of the voting are as follows:


Name            For              Withheld
David Gale      8,795,902.500    136,606.100


Ms. Karen H. Hogan and Messrs. R. Eric Chadwick and Morgan Gust continue to serve in their capacities as Directors of the Fund.